Exhibit 99.3

Management’s Report to the Shareholders

The accompanying Consolidated Financial Statements and all information in this Annual Report are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with the accounting policies in the Notes to the Consolidated Financial Statements. When necessary, management has made informed judgments and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the Consolidated Financial Statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards (IFRS) appropriate in the circumstances. The financial information elsewhere in this Annual Report has been reviewed to ensure consistency with that in the Consolidated Financial Statements.

Management has prepared Management’s Discussion and Analysis (MD&A). The MD&A is based on the financial results of Precision Drilling Corporation (the Corporation) prepared in accordance with IFRS. The MD&A compares the audited financial results for the years ended December 31, 2017 and December 31, 2016.

Management is responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting and is supported by an internal audit function that conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external reporting purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of, and with direction from, our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting. Management’s evaluation of internal control over financial reporting was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2017. Also, management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as of December 31, 2017.

KPMG LLP (KPMG), an independent firm of Chartered Professional Accountants, was engaged, as approved by a vote of shareholders at the Corporation’s most recent annual meeting, to audit the Consolidated Financial Statements and provide an independent professional opinion.

KPMG also completed an audit of the design and effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2017, as stated in its report included in this Annual Report and expressed an unqualified opinion on the design and effectiveness of internal control over financial reporting as of December 31, 2017.

The Audit Committee of the Board of Directors, which is comprised of five independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee’s review and discussion with management and KPMG of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and KPMG major issues as to the adequacy of the Corporation’s internal controls. KPMG has unrestricted access to the Audit Committee to discuss its audit and related matters. The Consolidated Financial Statements have been approved by the Board of Directors and its Audit Committee.

/s/ Kevin A. Neveu	/s/ Carey T. Ford

Kevin A. Neveu	Carey T. Ford
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
Precision Drilling Corporation	Precision Drilling Corporation

March 9, 2018	March 9, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Precision Drilling Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Precision Drilling Corporation (the “Corporation”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of loss, comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Corporation in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ KPMG LLC

KPMG LLC

We have served as the Corporation's auditor since 1987.

Chartered Professional Accountants

Calgary, Canada

March 9, 2018

Precision Drilling Corporation 2017 Annual Report	2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Precision Drilling Corporation

Opinion on Internal Control over Financial Reporting

We have audited Precision Drilling Corporation’s (the “Corporation”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Corporation, which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of loss, comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”) and our report dated March 9, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion

The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLC

KPMG LLC

Chartered Professional Accountants

Calgary, Canada

March 9, 2018

Precision Drilling Corporation 2017 Annual Report	3

Consolidated Statements of Financial Position

(Stated in thousands of Canadian dollars)		December 31, 2017	December 31, 2016
ASSETS
Current assets:
Cash		$65,081	$115,705
Accounts receivable	(Note 23)	322,585	293,682
Income tax recoverable		29,449	38,087
Inventory		24,631	24,136
Total current assets		441,746	471,610
Non-current assets:
Income taxes recoverable		2,256	—
Deferred tax assets	(Note 12)	41,822	—
Property, plant and equipment	(Note 5)	3,173,824	3,641,889
Intangibles	(Note 6)	28,116	3,316
Goodwill	(Note 7)	205,167	207,399
Total non-current assets		3,451,185	3,852,604
Total assets		$3,892,931	$4,324,214
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	(Note 23)	$209,625	$240,736
Non-current liabilities:
Share based compensation	(Note 9)	13,536	27,387
Provisions and other	(Note 10)	10,086	12,421
Long-term debt	(Note 11)	1,730,437	1,906,934
Deferred tax liabilities	(Note 12)	118,911	174,618
Total non-current liabilities		1,872,970	2,121,360
Shareholders’ equity:
Shareholders’ capital	(Note 13)	2,319,293	2,319,293
Contributed surplus		44,037	38,937
Deficit		(684,604)	(552,568)
Accumulated other comprehensive income	(Note 14)	131,610	156,456
Total shareholders’ equity		1,810,336	1,962,118
Total liabilities and shareholders’ equity		$3,892,931	$4,324,214

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

/s/ Allen R. Hagerman	/s/ Steven W. Krablin

Allen R. Hagerman Director	Steven W. Krablin Director

Precision Drilling Corporation 2017 Annual Report	4

Consolidated Statements of Loss

Years ended December 31, (Stated in thousands of Canadian dollars, except per share amounts)		2017	2016
Revenue		$1,321,224	$1,003,233
Expenses:
Operating	(Note 23)	926,171	661,715
General and administrative	(Note 23)	90,072	107,689
Restructuring		—	5,754
Earnings before income taxes, loss on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of property, plant and equipment, gain on re-measurement of property, plant and equipment and depreciation and amortization		304,981	228,075
Depreciation and amortization		377,746	391,659
Impairment of property, plant and equipment	(Note 5)	15,313	—
Gain on re-measurement of property, plant and equipment		—	(7,605)
Operating loss		(88,078)	(155,979)
Foreign exchange		(2,970)	6,008
Finance charges	(Note 15)	137,928	146,360
Loss on redemption and repurchase of unsecured senior notes		9,021	239
Loss before tax		(232,057)	(308,586)
Income taxes:	(Note 12)
Current		(1,331)	(31,195)
Deferred		(98,690)	(121,836)
		(100,021)	(153,031)
Net loss		$(132,036)	$(155,555)
Loss per share:	(Note 19)
Basic		$(0.45)	$(0.53)
Diluted		$(0.45)	$(0.53)

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Comprehensive Loss

Years ended December 31, (Stated in thousands of Canadian dollars)	2017	2016
Net loss	$(132,036)	$(155,555)
Unrealized loss on translation of assets and liabilities of operations denominated in foreign currency	(146,545)	(76,608)
Foreign exchange gain on net investment hedge with U.S. denominated debt, net of tax	121,699	66,963
Comprehensive loss	$(156,882)	$(165,200)

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flow

Years ended December 31, (Stated in thousands of Canadian dollars)		2017	2016
Cash provided by (used in):
Operations:
Net loss		$(132,036)	$(155,555)
Adjustments for:
Long-term compensation plans		6,795	28,313
Depreciation and amortization		377,746	391,659
Impairment of property, plant and equipment		15,313	—
Gain on re-measurement of property, plant and equipment		—	(7,605)
Foreign exchange		(2,873)	6,791
Finance charges		137,928	146,360
Loss on redemption and repurchase of unsecured senior notes		9,021	239
Income taxes		(100,021)	(153,031)
Other		(2,025)	(1,889)
Income taxes paid		(3,645)	(14,605)
Income taxes recovered		11,932	795
Interest paid		(136,065)	(139,575)
Interest received		1,865	3,478
Funds provided by operations		183,935	105,375
Changes in non-cash working capital balances	(Note 23)	(67,380)	17,133
		116,555	122,508
Investments:
Purchase of property, plant and equipment	(Note 5)	(74,823)	(203,472)
Purchase of intangibles	(Note 6)	(23,179)	—
Proceeds on sale of property, plant and equipment		14,841	7,840
Business acquisition, net of cash acquired		—	(12,200)
Income taxes recovered		—	2,917
Changes in non-cash working capital balances	(Note 23)	(7,989)	(9,010)
		(91,150)	(213,925)
Financing:
Redemption and repurchase of unsecured senior notes	(Note 11)	(571,975)	(677,704)
Debt issue costs	(Note 11)	(9,196)	(10,752)
Debt amendment fees		(1,793)	(1,214)
Proceeds from issuance of long-term debt	(Note 11)	509,180	469,420
Issuance of common shares on the exercise of options		—	1,926
		(73,784)	(218,324)
Effect of exchange rate changes on cash and cash equivalents		(2,245)	(19,313)
Decrease in cash and cash equivalents		(50,624)	(329,054)
Cash and cash equivalents, beginning of year		115,705	444,759
Cash and cash equivalents, end of year		$65,081	$115,705

See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 2017 Annual Report	7

Consolidated Statements of Changes in Equity

(Stated in thousands of Canadian dollars)		Shareholders’ Capital (Note 13)	Contributed Surplus	Accumulated other Comprehensive Income (Note 14)	Deficit	Total Equity
Balance at January 1, 2017		$2,319,293	$38,937	$156,456	$(552,568)	$1,962,118
Net loss for the period		—	—	—	(132,036)	(132,036)
Other comprehensive loss for the period		—	—	(24,846)	—	(24,846)
Share based compensation expense	(Note 9)	—	5,100	—	—	5,100
Balance at December 31, 2017		$2,319,293	$44,037	$131,610	$(684,604)	$1,810,336

(Stated in thousands of Canadian dollars)		Shareholders’ Capital (Note 13)	Contributed Surplus	Accumulated other Comprehensive Income (Note 14)	Deficit	Total Equity
Balance at January 1, 2016		$2,316,321	$35,800	$166,101	$(397,013)	$2,121,209
Net loss for the period		—	—	—	(155,555)	(155,555)
Other comprehensive income for the period		—	—	(9,645)	—	(9,645)
Share options exercised		2,972	(1,046)	—	—	1,926
Share based compensation expense	(Note 9)	—	4,183	—	—	4,183
Balance at December 31, 2016		$2,319,293	$38,937	$156,456	$(552,568)	$1,962,118

See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 2017 Annual Report	8

Notes to Consolidated Financial Statements

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PREPARATION

(a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Board of Directors on March 9, 2018.

(b) Basis of Measurement

The consolidated financial statements have been prepared using the historical cost basis and are presented in thousands of Canadian dollars.

(c) Use of Estimates and Judgments

The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes. The Corporation reviews its estimates and assumptions on an ongoing basis. Adjustments that result from a change in estimate are recorded in the period in which they become known. Significant estimates and judgments used in the preparation of the financial statements are described in Note 3(d), (g)(ii), (i) and (r).

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships, substantially all of which are wholly-owned. The financial statements of the subsidiaries are prepared for the same period as the parent entity, using consistent accounting policies. All significant intercompany balances and transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated.

Subsidiaries are entities controlled by the Corporation. Control exists when Precision has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are considered. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Precision does not hold investments in any companies where it exerts significant influence and does not hold interests in any special-purpose entities.

The acquisition method is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the statement of earnings. Transaction costs, other than those associated with the issuance of debt or equity securities, that the Corporation incurs in connection with a business combination are expensed as incurred.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.

(c) Inventory

Inventory is primarily comprised of operating supplies and is carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

Precision Drilling Corporation 2017 Annual Report	9

(d) Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses.

Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and borrowing costs on qualifying assets.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment (repair and maintenance) are recognized in profit or loss as incurred.

Property, plant, and equipment are depreciated as follows:

	Expected Life	Salvage Value	Basis of Depreciation
Drilling rig equipment:
– Power & Tubulars	5 years	–	straight-line
– Dynamic	10 years	–	straight-line
– Structural	20 years	10%	straight-line
Seasonal, stratification and turnkey drilling equipment	4 years	0 to 20%	straight-line
Service rig equipment	20 years	10%	straight-line
Drilling rig spare equipment	up to 15 years	–	straight-line
Service rig spare equipment	up to 15 years	–	straight-line
Rental equipment	10 to 15 years	0 to 25%	straight-line
Other equipment	3 to 10 years	–	straight-line
Light duty vehicles	4 years	–	straight-line
Heavy duty vehicles	7 to 10 years	–	straight-line
Buildings	10 to 20 years	–	straight-line

Property, plant and equipment are depreciated based on estimates of useful lives and salvage values. These estimates consider data and information from various sources including vendors, industry practice, and Precision’s own historical experience and may change as more experience is gained, market conditions shift, or technological advancements are made.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal to the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of loss.

Determination of which parts of the drilling rig equipment represent significant cost relative to the entire rig and identifying the consumption patterns along with the useful lives of these significant parts, are matters of judgment. This determination can be complex and subject to differing interpretations and views, particularly when rig equipment comprises individual components for which different depreciation methods or rates are appropriate.

The estimated useful lives, residual values and methods of depreciation are reviewed annually, and adjusted prospectively if appropriate.

(e) Intangibles

Intangible assets that are acquired by the Corporation with finite lives are initially recorded at estimated fair value and subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits of the specific asset to which they relate.

Intangible assets are amortized based on estimates of useful lives. These estimates consider data and information from various sources including vendors and Precision’s own historical experience and may change as more experience is gained or technological advancements are made.

Amortization is recognized in profit and loss using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives and methods of amortization are reviewed annually and adjusted prospectively if appropriate.

(f) Goodwill

Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, attributed to the cash generating unit (CGU) or groups of cash generating units that are expected to benefit and as identified in the business combination.

Precision Drilling Corporation 2017 Annual Report	10

(g) Impairment:

i) Financial Assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is tested for impairment if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, and indications that a debtor will enter bankruptcy. Precision considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All significant receivables found not to be specifically impaired are then collectively assessed for impairment by grouping together receivables with similar risk characteristics.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

ii) Non-Financial Assets

The carrying amounts of the Corporation’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Judgement is required when evaluating whether a CGU has indications of impairment. For CGUs that contain goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is, at a minimum, completed annually as of December 31.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit). Judgment is required in the aggregation of assets into CGUs.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the cash generating unit.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h) Borrowing Costs

Interest and borrowing costs that are directly attributable to the acquisition, construction or production of assets that take a substantial period of time to prepare for their intended use are capitalized as part of the cost of those assets. Capitalization ceases during any extended period of suspension of construction or when substantially all activities necessary to prepare the asset for its intended use are complete.

All other interest and borrowing costs are recognized in earnings in the period in which they are incurred.

(i) Income Taxes

Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net earnings in the period that includes the date of enactment or substantive enactment. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities that are expected to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company is subject to taxation in numerous jurisdictions. Uncertainties exist with respect to the interpretation of complex tax regulations and requires significant judgement. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

(j) Revenue Recognition

The Corporation’s services are generally sold based on service orders or contracts with a customer that include fixed or determinable prices based on daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured. The Corporation also provides services under turnkey contracts whereby it drills a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized using the percentage-of-completion method based on costs incurred to date and estimated total contract costs. Anticipated losses, if any, on uncompleted contracts are recorded at the time the estimated costs exceed the contract revenue.

(k) Employee Benefit Plans

Precision sponsors various defined contribution retirement plans for its employees. The Corporation’s contributions to defined contribution plans are expensed as employees earn the entitlement.

(l) Provisions

Provisions are recognized when the Corporation has a present obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(m) Share Based Incentive Compensation Plans

The Corporation has established several cash-settled share based incentive compensation plans for non-management directors, officers, and other eligible employees. As estimated by management, the fair values of the amounts payable to eligible participants under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participants become unconditionally entitled to payment. The recorded liability is re-measured at the end of each reporting period until settlement with the resultant change to the fair value of the liability recognized in net earnings for the period. When the plans are settled, the cash paid reduces the outstanding liability.

The Corporation has implemented an employee share purchase plan that allows eligible employees to purchase common shares through payroll deductions. Under this plan, contributions made by employees are matched to a specific percentage by the Corporation. The contributions made by the Corporation are expensed as incurred.

Prior to January 1, 2012, the Corporation had an equity-settled deferred share unit plan whereby non-management directors of Precision could elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense was recognized based on the fair value price of the Corporation’s shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders’ capital. The Corporation continues to have obligations under this plan.

A share option plan has been established for certain eligible employees. Under this plan, the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model, and that value is recorded as

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compensation expense over the grant’s vesting period with an offsetting credit to contributed surplus. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders’ capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders’ capital.

(n) Foreign Currency Translation

Transactions of the Corporation’s individual entities are recorded in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the entities’ functional currency are translated at rates in effect at the time of the transaction. At each period end, monetary assets and liabilities are translated at the prevailing period-end rates. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses are included in net earnings except for gains and losses on translation of long-term debt designated as a hedge of foreign operations, which are deferred and included in other comprehensive income.

For the purpose of preparing the Corporation’s consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the period end date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation.

(o) Per Share Amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated by using the treasury stock method for equity based compensation arrangements. The treasury stock method assumes that any proceeds obtained on exercise of equity based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity based compensation arrangements and shares repurchased from the related proceeds.

(p) Financial Instruments

i) Non-Derivative Financial Instruments:

Financial assets are classified as either fair value through profit and loss, loans and receivables, held to maturity or available for sale. Financial liabilities are classified as either fair value through profit and loss or other financial liabilities. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Transaction costs attributable to fair value through profit or loss items are expensed as incurred. Subsequent to initial recognition, non-derivative financial instruments are measured based on their classification.

Accounts receivable are classified as loans and receivables. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.

Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.

ii) Derivative Financial Instruments:

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through profit or loss and are recorded on the statement of financial position at estimated fair value. Transaction costs are recognized in profit or loss when incurred.

Derivatives embedded in other instruments or host contracts are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives are recorded on the statement of financial position at estimated fair value and changes in the fair value are recognized in earnings.

(q) Hedge Accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain foreign operations as a result of changes in foreign exchange rates.

To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item that is

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determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while the ineffective portion is recorded in earnings. If the hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to net earnings when corresponding exchange gains or losses arising from the translation of the foreign operation are recorded in net earnings.

(r) Critical Accounting Assumptions and Estimates

i) Impairment of Long-Lived Assets

When indications of impairment exist within a CGU, a recoverable amount is determined and requires assumptions to estimate future discounted cash flows. These estimates and assumptions include future drilling activity, margins and market conditions over the long-term life of the CGU. In selecting a discount rate, we use observable market data inputs to develop a rate that we believe approximates the discount rate from market participants.

Although we believe the estimates are reasonable and consistent with current conditions, internal planning, and expected future operations, such estimations are subject to significant uncertainty and judgment.

ii) Income taxes

Significant estimation and assumptions are required in determining the provision for income taxes. The recognition of deferred tax assets in respect of deductible temporary differences and unused tax losses and credits is based on the Corporation’s estimation of future taxable profit against which these differences, losses and credits may be used. The assessment is based upon existing tax laws and estimates of the Corporation’s future taxable income. These estimates   may be materially different from the actual final tax return in future periods.

(s) Amendments to Accounting Standards Adopted January 1, 2017

The Corporation has applied the following mandatorily effective amendments to IFRSs in the current year. Outside of additional disclosure requirements, these amendments had no impact on the amounts recorded in the Corporation’s financial statements.

i) Amendments to IAS 7 Disclosure Initiative

These amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both cash and non-cash changes.

Precision’s liabilities arising from financing activities consist entirely of long-term debt. A reconciliation between opening and closing balances of long-term debt has been provided in Note 11. Consistent with the transition provisions of the amendments, Precision has not disclosed comparative information for the prior year.

ii) Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses

These amendments clarify how an entity should evaluate whether there will be sufficient future taxable profits against which it can utilize a deductible temporary difference.

The application of these amendments has had no impact on the consolidated financial statements as the Corporation already assesses the sufficiency of future taxable profits in a way that is consistent with these amendments.

(t) Accounting Standards, Interpretations and Amendments to Existing Standards not yet Effective

i) IFRS 9, Financial Instruments

Effective for annual periods beginning on or after January 1, 2018, IFRS 9 replaces IAS 39 Financial Instruments, Recognition and Measurement. IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and the characteristics of its contractual cash flows. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset under the standard are never separated. Instead the hybrid financial instrument as a whole is assessed for classification.

For Precision, accounts receivable will continue to be classified and measured at amortized cost. Accounts payable and accrued liabilities and long-term debt will also continue to be classified and measured at amortized cost.

Impairment

IFRS 9 replaces the incurred loss model of IAS 39 with an expected credit loss model. The loss allowance to be recorded against trade receivables is measured as the lifetime expected credit losses. As the Corporation has very short credit periods for trade receivables, it does not expect it a material adjustment to its allowance for credit losses.

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Hedge accounting

IFRS 9 requires entities to ensure its hedge accounting relationships align with its risk management objectives and strategies and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. This may allow for more types of instruments and risk components to qualify for hedge accounting.

Precision does not expect the application of the hedge accounting requirements under IFRS 9 to have a material impact on the consolidated financial statements.

IFRS 9 also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Corporation’s disclosures about its financial instruments. The Corporation is drafting the relevant disclosures to reflect the requirements of the new standard.

ii) IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes a single comprehensive model to address how and when to recognize revenue as well as requiring entities to provide users of financial statements with more informative, relevant disclosures in order to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. It replaces existing revenue recognition guidance including IAS 18 Revenue and IAS 11 Construction Contracts.

The standard provides a principle based five-step model to be applied to all contracts with customers. This five-step model involves identifying the contract(s) with a customer; identifying the performance obligations in the contract; determining the transaction price; allocating the transaction price to the performance obligations in the contract; and recognizing revenue when (or as) the entity satisfies a performance obligation.

Application of this new standard is mandatory for annual reporting periods beginning on or after January 1, 2018.

There are two methods by which the new guidance can be adopted: (1) a full retrospective approach with a restatement of all prior periods presented, or (2) a modified retrospective approach with a cumulative-effect adjustment recognized in retained earnings as of the date of adoption. Precision plans to adopt IFRS 15 using the modified retrospective method whereby the cumulative impact of adopting the standard will be recognized in retained earnings as at January 1, 2018 and the comparative periods will not be restated.

The Corporation has assessed the estimated impact that the initial application of IFRS 15 will have on its consolidated financial statements. Precision’s evaluation of the new standard included the identification of accounting and disclosure gaps specific to the individual revenue streams of the Corporation, and mapping of its processes to determine whether changes were required to policies, procedures, and controls.

Precision recognizes revenue from the following major sources:

Contract Drilling Services

The Corporation contracts individual drilling rig packages, including crews and support equipment, to its customers.  Depending on the customer’s drilling program, contracts may be for a single well, multiple wells or a fixed term. Precision expects that revenue recognition on these contracts under IFRS 15 will be materially the same as revenue recognition under the existing standard. Revenue from contract drilling services will be recognized over time from spud to rig release, on a daily basis. Operating days are measured through the use of industry standard tour sheets that document the daily activity of the rig. Revenue will be recognized at the applicable average day rate for each well, based on rates specified in each contract.

The Corporation also provides services under turnkey contracts, whereby Precision is required to drill a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized over time using the input method based on costs incurred to date in relation to estimated total contract costs, as that most accurately depicts the Corporation’s performance. As this method is permitted under the new standard, the Corporation will continue in its application, and does not expect this to have a significant impact, if any, on its cumulative-effect adjustment.

The Corporation also provides directional drilling services, which include the provision of directional drilling equipment, tools and personnel to the wellsite, and performance of daily directional drilling services. Precision expects that revenue recognition on these contracts under IFRS 15 will be materially the same as revenue recognition under the existing standard. Directional drilling revenue will be recognized over time, upon the daily completion of operating activities. Operating days are to be measured through the use of daily tour sheets. Revenue will be recognized at the applicable day rate, as stipulated in the directional drilling contract.

Completion and Production Services

The Corporation provides a variety of well completion and production services including well servicing and snubbing.  In general, service rigs do not involve long-term contracts or penalties for termination. Precision expects that revenue recognition on these contracts under IFRS 15 will be materially the same as revenue recognition under the existing standard. Revenue will be recognized daily. Operating days are measured through daily tour sheets and field tickets. Revenue will be recognized at the applicable daily or hourly rate, as stipulated in the contract.

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The Corporation also offers a variety of oilfield equipment for rental to its customers. Precision expects that revenue recognition on these contracts under IFRS 15 will be materially the same as revenue recognition under the existing standard. Rental revenue will be recognized daily.  Rental days are measured through field tickets.  Revenue will be recognized at the applicable daily rate, as stipulated in the contract.

Based on its detailed assessment, the Corporation does not expect the application of IFRS 15 to result in a material impact to its consolidated financial statements.  The actual impact of adopting the standard at January 1, 2018 may differ as the accounting policies are subject to change until the Corporation presents its first interim financial statements that include the date of initial application.

As a result of the adoption of the new standard, the Corporation will be required to include significant disclosures in the financial statements based on the prescribed requirements. These new disclosures will include information regarding the significant judgments used in evaluating how and when revenues are recognized and information related to contract assets and deferred revenues. In addition, IFRS 15 requires that the Corporation’s revenue recognition policy disclosure includes additional detail regarding the various performance obligations and the nature, amount, timing, and estimates of revenues and cash flows generated from contracts with customers. The Corporation is drafting the relevant disclosures to reflect the requirements of the new standard.

iii) IFRS 16, Leases

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. It replaces existing lease guidance including IAS 17 Leases and IFRIC 4 Determining whether an Arrangement Contains a Lease. The new standard is effective for annual periods beginning on or after January 1, 2019.

IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. A right-of-use asset and a corresponding liability will be recognized for all leases by the lessee except for short-term leases and leases of low value assets.

The Corporation’s initial assessment indicates that many of the operating lease arrangements identified in Note 18 will meet the definition of a lease under IFRS 16 and thus be recognized in the statement of financial position as a right-of-use asset with a corresponding liability. In addition, the nature of expenses related to these arrangements will change as the current presentation of operating lease expense will be replaced with a depreciation charge for the right-of use asset and interest expense on the lease liabilities. As well, the classification of cash flows will be impacted as the current presentation of operating lease payments as operating cash flows will be split into financing (principal portion) and operating (interest portion) cash flows under IFRS 16.

Lessor accounting will not significantly change under the new standard. However, some differences may arise upon adoption of IFRS 16 as a result of new guidance on the definition of a lease. Under IFRS 16 a contract is, or contains a lease if the contract conveys control of the use of an identified asset for a period of time in exchange for some form of consideration. Precision is assessing whether this new guidance will impact the treatment of its drilling rigs under long-term contracts.

Extensive disclosures will also be required under IFRS 16.

Precision plans to apply IFRS 16 initially on January 1, 2019 using the cumulative effect method whereby the cumulative impact of adopting the standard will be recognized in retained earnings as at January 1, 2019 and the comparative periods will not be restated.

iv) IFRIC 23, Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income taxes. The interpretation requires the entity to use the most likely amount or the expected value of the tax treatment if it concludes that it is not probable that a particular tax treatment will be accepted. It requires an entity is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.

IFRIC 23 is effective for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted. The requirements are applied by recognizing the cumulative effect of initially applying them in retained earnings, or in other appropriate components of equity, at the start of the reporting period in which an entity first applies them, without adjusting comparative information. Full retrospective application is permitted, if an entity can do so without using hindsight. The Corporation has yet to determine the impact this standard will have on its consolidated financial statements.

NOTE 4. RECAST OF PRIOR PERIOD AMOUNTS

During the third quarter of 2017, the Corporation changed its treatment of how certain amounts that were historically netted against operating expense should be classified. In particular, certain amounts that were historically netted against operating expenses are now treated as revenue, with a corresponding increase to operating expenses. The primary

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nature of these amounts related to additional labour charges to customers above our standard drilling crew configuration and subsistence allowances paid to the drilling crew which varies depending on whether the crews were staying in a camp or hotel and equipment rental. As a result previously reported revenues and operating expenses were understated by equivalent amounts.

As well, to conform to current year presentation, certain immaterial reclassifications between operating and general administrative expenses have been made in the comparative periods.

As a result of these reclassifications, we have recast the prior year comparative amounts as follows:

Year ended December 31, 2016	As previously reported	Revenue reclassification	Expense reclassification	As recast
Revenue	$951,411	$51,822	$—	$1,003,233
Expenses:
Operating	607,295	51,822	2,598	661,715
General and administrative	110,287	—	(2,598)	107,689
Restructuring	5,754	—	—	5,754
Earnings before income taxes, loss on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of property, plant and equipment, gain on re-measurement of property, plant and equipment and depreciation and amortization	$228,075	$—	$—	$228,075

There is no impact on net loss and comprehensive loss and the consolidated statement of financial position, consolidated statement of changes in equity and the consolidated statement of cash flows remain unchanged as a result of this recast.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

	2017	2016
Cost	$6,733,634	$7,011,178
Accumulated depreciation	(3,559,810)	(3,369,289)
	$3,173,824	$3,641,889
Rig equipment	2,823,782	3,210,933
Rental equipment	60,179	79,398
Other equipment	66,560	85,731
Vehicles	16,280	22,030
Buildings	71,102	82,335
Assets under construction	102,035	126,430
Land	33,886	35,032
	$3,173,824	$3,641,889

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Cost

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2015	$6,069,179	$171,220	$240,192	$43,552	$131,164	$258,952	$35,587	$6,949,846
Additions	88,277	92	1,092	166	913	112,932	—	203,472
Additions through business acquisition	28,125	—	—	—	—	—	—	28,125
Re-measurement to fair value before disposal	7,605	—	—	—	—	—	—	7,605
Disposals	(50,384)	(11,389)	(4,988)	(440)	—	—	—	(67,201)
Reclassifications	229,012	—	12,874	2,573	702	(245,161)	—	—
Effect of foreign currency exchange differences	(104,823)	(779)	(2,097)	(704)	(1,418)	(293)	(555)	(110,669)
Balance, December 31, 2016	6,266,991	159,144	247,073	45,147	131,361	126,430	35,032	7,011,178
Additions	21,268	71	49	42	235	53,158	—	74,823
Disposals	(71,014)	(9,758)	(785)	(339)	(930)	—	—	(82,826)
Reclassifications	67,779	84	216	113	—	(68,566)	—	(374)
Effect of foreign currency exchange differences	(250,858)	(1,530)	(1,603)	(1,762)	(3,281)	(8,987)	(1,146)	(269,167)
Balance, December 31, 2017	$6,034,166	$148,011	$244,950	$43,201	$127,385	$102,035	$33,886	$6,733,634

Accumulated Depreciation

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2015	$2,789,991	$74,220	$142,846	$18,712	$40,745	$—	$—	$3,066,514
Depreciation expense	342,224	16,039	22,504	5,060	8,591	—	—	394,418
Disposals	(32,427)	(10,246)	(3,241)	(417)	—	—	—	(46,331)
Effect of foreign currency exchange differences	(43,730)	(267)	(767)	(238)	(310)	—	—	(45,312)
Balance, December 31, 2016	3,056,058	79,746	161,342	23,117	49,026	—	—	3,369,289
Depreciation expense	334,896	15,159	19,914	5,064	8,488	—	—	383,521
Disposals	(67,304)	(6,331)	(592)	(320)	(208)	—	—	(74,755)
Impairment	15,313	—	—	—	—	—	—	15,313
Effect of foreign currency exchange differences	(128,579)	(742)	(2,274)	(940)	(1,023)	—	—	(133,558)
Balance, December 31, 2017	$3,210,384	$87,832	$178,390	$26,921	$56,283	$—	$—	$3,559,810

Impairment Test

Precision reviews the carrying value of its long-lived assets at each reporting period for indicators of impairment. As at December 31, 2017 the Corporation determined that the uncertainty around future activity levels within Mexico was an indicator of impairment and performed a comprehensive assessment of the carrying values of property, plant and equipment of the Mexico drilling CGU within the Contract Drilling Services segment.

The recoverable amount was determined using a value in use calculation. Projected cash flows covered a five-year period and were based on future expected outcomes taking into account existing term contracts, past experience and management’s expectation of future market conditions. The primary source of cash flow information was the strategic plan approved by executives of the Corporation. The strategic plan was developed based on benchmark commodity prices and industry supply-demand fundamentals.

Cash flows used in the calculation were discounted using a discount rate specific to the Mexico drilling CGU. The discount rate derived from Precision’s weighted average cost of capital, adjusted for risk factors specific to the CGU and used in determining the recoverable amount for the Mexico drilling CGU was 17.1% (2016 – 15.1%). The test resulted in an impairment charge of $15.3 million as the carrying value of the CGU’s assets exceeded its value in use of $26.3 million.

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NOTE 6. INTANGIBLES

	2017	2016
Cost	$39,707	$12,345
Accumulated amortization	(11,591)	(9,029)
	$28,116	$3,316

Loan commitment fees related to Senior Credit Facility	$3,120	$3,316
Software	$24,996	—
	$28,116	$3,316

Cost

	Loan Commitment Fees	Software	Total
Balance, December 31, 2015	$11,131	$—	$11,131
Additions	1,214	—	1,214
Balance, December 31, 2016	12,345	—	12,345
Additions	1,793	23,179	24,972
Reclassifications	—	2,390	2,390
Balance, December 31, 2017	$14,138	$25,569	$39,707

Accumulated Amortization

	Loan Commitment Fees	Software	Total
Balance, December 31, 2015	$7,768	$—	$7,768
Amortization expense	1,261	—	1,261
Balance, December 31, 2016	9,029	—	9,029
Amortization expense	1,989	573	2,562
Balance, December 31, 2017	$11,018	$573	$11,591

During 2017, the Corporation spent $23.2 million upgrading its ERP system. The upgrade is expected to be completed in 2018 at which time an appropriate amortization period will be determined.

NOTE 7. GOODWILL

Balance, December 31, 2015	$208,479
Exchange adjustment	(1,080)
Balance, December 31, 2016	207,399
Exchange adjustment	(2,232)
Balance, December 31, 2017	$205,167

The carrying value of goodwill is comprised of $172.3 million associated with the Canada contract drilling CGU and $32.9 million associated with the U.S. directional drilling CGU. In performing its annual good will impairment tests, the Corporation used a value in use approach. Projected cash flows covered a five-year period and were based on future expected outcomes taking into account existing term contracts, past experience and management’s expectation of future market conditions. The primary source of cash flow information was the strategic plans approved by executives of the Corporation. These strategic plans were developed based on benchmark commodity prices and industry supply-demand fundamentals.

Canada Contract Drilling

The Corporation performed its annual goodwill impairment test at December 31, 2017 and determined no impairment was required. The key assumptions used in the calculation of the CGU’s value in use included a discount rate of 9.72% (2016 – 11.6%) and terminal value growth rates of nil (2016- nil). A discount rate higher than 13.44% would have resulted in an impairment of goodwill, with each 0.5% increase resulting in approximately $39.4 million of additional impairment charges.

US Directional Drilling

The Corporation performed its annual goodwill impairment test at December 31, 2017 and determined no impairment was required. The key assumptions used in the calculation of the CGU’s value in use included a discount rate of 11.72% (2016 –

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13.61%) and terminal value growth rates of nil (2016- nil). A discount rate higher than 19.21% would have resulted in an impairment of goodwill, with each 0.5% increase resulting in approximately $0.9 million of additional impairment charges.

NOTE 8. BANK INDEBTEDNESS

At December 31, 2017, Precision had available $40.0 million (2016 – $40.0 million) and US$15.0 million (2016 – US$15.0 million) under secured operating facilities, and a secured US$30.0 million (2016 – US$30.0 million) facility for the issuance of letters of credit and performance and bid bonds to support international operations. As at December 31, 2017 and 2016, no amounts had been drawn on any of the facilities. Availability of the $40.0 million and US$30.0 million facility were reduced by outstanding letters of credit in the amount of $20.8 million (2016 – $22.0 million) and US$13.3 million (2016 – US$6.5 million), respectively. The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $40.0 million facility are available at the bank’s prime lending rate, U.S. base rate, U.S. LIBOR plus applicable margin, or Banker’s Acceptance plus applicable margin, or in combination, and under the US$15.0 million facility at the bank’s prime lending rate.

NOTE 9. SHARE BASED COMPENSATION PLANS

In May 2017 shareholders approved a new omnibus equity incentive plan (Omnibus Plan) that will allow the Corporation to settle short-term incentive awards (annual bonus) and long-term incentive awards (options, performance share unit and restricted share units) issued on or after February 8, 2017 in voting shares of Precision (either issued from treasury or purchased in the open market), cash, or a combination of both. Precision intends to settle all short-term incentive, restricted share unit and non-executive performance share unit awards issued under the Omnibus Plan in cash and to settle performance share awards issued to senior executives and all options in voting shares. No further grants will be made under the legacy stock option plan, performance share unit plan or restricted share unit plan. Vesting conditions for incentive awards issued under the Omnibus Plan are unchanged from what existed under the legacy plans.

Liability Classified Plans

	Restricted Share Units	Performance Share Units	Share Appreciation Rights	Non- Management Directors’ DSUs	Total
Balance, December 31, 2015	$10,459	$19,624	$6	$2,383	$32,472
Expensed (recovered) during the period	10,888	18,920	(3)	2,219	32,024
Payments	(5,755)	(9,499)	—	—	(15,254)
Balance, December 31, 2016	15,592	29,045	3	4,602	49,242
Expensed (recovered) during the period	2,115	(4,188)	(3)	(1,090)	(3,166)
Payments	(10,757)	(13,450)	—	—	(24,207)
Balance, December 31, 2017	$6,950	$11,407	$—	$3,512	$21,869
Current	$4,719	$3,614	$—	$—	$8,333
Long-term	2,231	7,793	—	3,512	13,536
	$6,950	$11,407	$—	$3,512	$21,869

(a) Restricted Share Units and Performance Share Units

Precision has two cash-settled share based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (RSU) incentive plan, shares granted to eligible employees vest annually over a three-year term. Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares at the vesting date. Under the Performance Share Unit (PSU) incentive plan, shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at the vesting date and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s share price performance compared to a peer group over the three-year period.

Precision Drilling Corporation 2017 Annual Report	20

A summary of the RSUs and PSUs outstanding under these share based incentive plans is presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2015	2,896,818	4,898,455
Granted	1,911,200	3,443,600
Redeemed	(1,311,580)	(1,136,720)
Forfeitures	(367,399)	(711,537)
December 31, 2016	3,129,039	6,493,798
Granted	1,343,669	828,400
Redeemed	(1,404,271)	(1,325,692)
Forfeitures	(271,579)	(270,247)
December 31, 2017	2,796,858	5,726,259

(b) Share Appreciation Rights

The Corporation has a U.S. dollar denominated Share Appreciation Rights (SAR) plan under which eligible participants were granted SARs that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per share on the exercise date. The SARs vest over a period of five years and expire 10 years from the date of grant. At December 31, 2017 and 2016 the intrinsic value of these awards was $nil.

Share Appreciation Rights	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2015	343,132	$ 15.22 – 17.38	$15.93	343,132
Forfeited	(89,756)	15.22 – 13.26	17.22
December 31, 2016	253,376	15.22 – 15.79	15.47	253,376
Forfeited	(117,207)	15.22 – 17.38	15.75
December 31, 2017	136,169	$ 15.22 – 15.22	$15.22	136,169

	Total SARs Outstanding and Exercisable
Range of Exercise Prices (US$):	Number	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)
$ 15.22 – 15.79	136,169	$15.22	0.16

(c) Non-Management Directors

Effective January 1, 2012, Precision instituted a new deferred share unit (DSU) plan for non-management directors whereby fully vested DSUs are granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in DSUs. These DSUs are redeemable in cash or for an equal number of common shares upon the director’s retirement. The redemption of DSUs in cash or common shares is solely at Precision’s discretion. Non-management directors can receive a lump sum payment or two separate payments any time up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the DSUs will be redeemed on a single date six months after retirement. The cash settlement amount is based on the weighted average trading price for Precision’s shares on the Toronto Stock Exchange for the five days immediately prior to payout. A summary of the DSUs outstanding under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance December 31, 2015	428,028
Granted	193,793
Balance December 31, 2016	621,821
Granted	331,456
Balance December 31, 2017	953,277

Equity Settled Plans

(d) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan, fully vested deferred share units were granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director’s retirement. A summary of this share based incentive plan is presented below:

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Deferred Share Units	Outstanding
December 31, 2016 and 2017	195,743

(e) Option Plan

The Corporation has a share option plan under which a combined total 16,569,134 options to purchase common shares are reserved to be granted to employees. Of the amount reserved, 13,752,016 options have been granted. Under this plan, the exercise price of each option equals the fair market value of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or U.S. dollars, and vest over a period of three years from the date of grant, as employees render continuous service to the Corporation, and have a term of seven years.

A summary of the status of the equity incentive plan is presented below:

Canadian Share Options	Options Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Options Exercisable
December 31, 2015	6,168,596	$ 5.22 – 14.50	$8.93	3,870,673
Granted	615,200	4.46 – 4.46	4.46
Exercised	(295,768)	5.22 – 5.85	5.85
Forfeitures	(299,356)	5.85 – 11.16	7.57
December 31, 2016	6,188,672	4.46 – 14.50	8.70	4,369,155
Granted	377,100	7.30 – 7.30	7.30
Forfeitures	(1,665,412)	7.32 – 14.50	8.98
December 31, 2017	4,900,360	$ 4.46 – 14.50	$8.50	3,734,019

U.S. Share Options	Options Outstanding	Range of Exercise Prices (US$)	Weighted Average Exercise Price (US$)	Options Exercisable
December 31, 2015	4,582,237	$ 4.95 – 15.21	$8.30	2,468,185
Granted	2,130,700	3.21 – 5.02	3.30
Exercised	(31,000)	4.95 – 4.95	4.95
Forfeitures	(1,344,867)	3.21 – 10.74	6.86
December 31, 2016	5,337,070	3.21 – 15.21	6.69	2,626,326
Granted	1,165,900	3.99 – 5.57	5.56
Forfeitures	(944,349)	5.79 – 10.96	8.42
December 31, 2017	5,558,621	$ 3.21 – 15.21	$6.16	2,891,808

The weighted average share price at the date of exercise for share options exercised in 2016 was $6.37 for the Canadian share options and US$5.14 for the U.S. share options.

Canadian Share Options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices:	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 4.46 – 7.99	2,153,234	$6.50	4.74	986,893	$6.73
8.00 – 9.99	830,017	9.02	2.11	830,017	9.02
10.00 – 14.50	1,917,109	10.51	1.45	1,917,109	10.51
$ 4.46 – 14.50	4,900,360	$8.50	3.01	3,734,019	$9.18

U.S. Share Options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices (US$):	Number	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (US$)
$ 3.21 – 4.99	1,731,100	$3.23	5.16	572,460	$3.23
5.00 – 7.99	2,127,900	5.64	5.26	619,727	5.76
8.00 – 15.21	1,699,621	9.79	1.82	1,699,621	9.79
$ 3.21 – 15.21	5,558,621	$6.16	4.18	2,891,808	$7.63

Precision Drilling Corporation 2017 Annual Report	22

The per option weighted average fair value of the share options granted during 2017 was $1.59 (2016 – $1.79) estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 1% (2016 – 1%), average expected life of four years (2016 – four years), expected forfeiture rate of 5% (2016 – 5%) and expected volatility of 54% (2016 – 50%). Included in net loss for the year ended December 31, 2017 is an expense of $3.2 million (2016 – $4.2 million).

(f) Executive Performance Share Units

During 2017 Precision granted PSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. These PSUs vest over a three year period and incorporate performance criteria established at the date of grant that can adjust the number of performance share units available for settlement from zero to two times the amount originally granted. A summary of the activity under this share based incentive plan is presented below:

	Outstanding	Weighted Fair Value
December 31, 2016	—	$—
Granted	1,159,000	6.00
December 31, 2017	1,159,000	$6.00

The per unit weighted average fair value of the performance share units granted during 2017 was $6.00 estimated on the grant date using a Monte Carlo simulation with the following assumptions: share price of $5.08, average risk-free interest rate of 1.2%, average expected life of three years, expected volatility of 60%, and an expected dividend yield of nil. Included in net loss for year ended December 31, 2017 is an expense of $1.9 million (2016 - $nil).

Employee Share Purchase Plan

The Corporation has an employee share purchase plan to encourage employees to become Precision shareholders and to attract and retain people. Under the plan, eligible employees can contribute up to 10% of their regular base salary through payroll deduction with Precision matching 20% of the employee’s contribution. These contributions are used to purchase the Corporation’s shares in the open market. No vesting conditions apply. During 2017, the Corporation recorded compensation expense of $0.8 million (2016 – $0.6 million) related to this plan.

NOTE 10. PROVISIONS AND OTHER

Workers’ Compensation
Balance December 31, 2015	$18,829
Expensed during the year	2,279
Payment of deductibles and uninsured claims	(5,050)
Effects of foreign currency exchange differences	(597)
Balance December 31, 2016	15,461
Expensed during the year	2,613
Payment of deductibles and uninsured claims	(3,929)
Effects of foreign currency exchange differences	(913)
Balance December 31, 2017	$13,232

	2017	2016
Current	$3,146	$3,040
Long-term	10,086	12,421
	$13,232	$15,461

Precision maintains a provision for the deductible and uninsured portions of workers’ compensation and general liability claims. The amount accrued for the provision for losses incurred varies depending on the number and nature of the claims outstanding at the balance sheet dates. In addition, the accrual includes management’s estimate of the future cost to settle each claim such as future changes in the severity of the claim and increases in medical costs. Precision uses third parties to assist in developing the estimate of the ultimate costs to settle each claim, which is based on historical experience associated with the type of each claim and specific information related to each claim. The specific circumstances of each claim may change over time prior to settlement and, as a result, the estimates made as of the balance sheet dates may change.

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NOTE 11. LONG-TERM DEBT

	2017	2016
Senior Credit Facility	$—	$—
Unsecured senior notes:
6.625% senior notes due 2020 (US$ nil)	—	499,150
6.5% senior notes due 2021 (US$248.6 million)	312,601	427,818
7.75% senior notes due 2023 (US$350.0 million)	440,062	469,945
5.25% senior notes due 2024 (US$400.0 million)	502,928	537,080
7.125% senior notes due 2026 (US$400.0 million)	502,928	—
	1,758,519	1,933,993
Less net unamortized debt issue costs	(28,082)	(27,059)
	$1,730,437	$1,906,934

	Senior Credit Facility	Unsecured senior notes	Debt issue costs	Total
Balance December 31, 2016	$—	$1,933,993	$(27,059)	$1,906,934
Changes from financing cash flows:
Proceeds from issue of senior notes	—	509,180	—	509,180
Redemption of senior notes	—	(571,975)	—	(571,975)
Payment of debt issue costs	—	—	(9,196)	(9,196)
	—	(62,795)	(9,196)	(71,991)
Loss on redemption of unsecured senior notes	—	9,021	—	9,021
Amortization of debt issue costs	—	—	8,173	8,173
Foreign exchange adjustment	—	(121,700)	—	(121,700)
Balance December 31, 2017	$—	$1,758,519	$(28,082)	$1,730,437

(a) Senior Credit Facility:

The senior secured revolving credit facility (as amended, the Senior Credit Facility) provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$500.0 million with a provision for an increase in the facility of up to an additional US$250.0 million. The Senior Credit Facility is secured by charges on substantially all of Precision’s present and future assets and the present and future assets of its material U.S. and Canadian subsidiaries and, if necessary in order to adhere to covenants under the Senior Credit Facility, on certain assets of certain subsidiaries organized in a jurisdiction outside of Canada or the U.S.

During 2017, Precision agreed with its lending group to amend certain financial covenants and terms governing its Senior Credit Facility. These amendments among other things: (i) temporarily reduce the Covenant EBITDA (as defined in the debt agreement) to interest expense coverage ratio to the greater of or equal to 1.25:1 for the periods ending March 31, June 30 and September 30, 2017, 1.50:1 for the periods ending December 31, 2017 and March 31, 2018, 2.00:1 for the periods ending June 30, September 30, December 31, 2018 and March 31, 2019 reverting to 2.50:1 thereafter until maturity of the facility; (ii) increase the additional borrowing capacity available under the facility to US$300.0 million after the covenant relief period; (iii) extended the maturity date of the facility to November 21, 2021.

The Senior Credit Facility prevents us from making distributions prior to April 1, 2019, after which, distributions are subject to a pro-forma senior net leverage covenant of less than or equal to 1.75:1. The Senior Credit Facility also limits the redemption and repurchase of junior debt subject to a pro-forma senior net leverage covenant test of less than or equal to 1.75:1.

In addition, the Senior Credit Facility contains certain covenants that place restrictions on Precision’s ability to incur or assume additional indebtedness; dispose of assets; make or pay dividends, share redemptions or other distributions; change its primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements. At December 31, 2017, Precision was in compliance with the covenants of the Senior Credit Facility.

The Senior Credit Facility has a term of four years, with an annual option on Precision’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed five years from the date of the extension request. The current maturity date of the Senior Credit Facility is November 21, 2021.

Under the Senior Credit Facility, amounts can be drawn in U.S. dollars and/or Canadian dollars and, as at December 31, 2017 and 2016 no amounts were drawn under this facility. Up to US$200.0 million of the Senior Credit Facility is available for letters of credit denominated in U.S and/or Canadian dollars and other currencies acceptable to the fronting lender. As at December 31, 2017 outstanding letters of credit amounted to US$20.9 million (2016 – US$41.5 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the bankers’ acceptance rate; such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

Precision Drilling Corporation 2017 Annual Report	24

(b) Unsecured Senior Notes:

Precision has outstanding the following unsecured senior notes:

6.5% US$ senior notes due 2021

These notes bear interest at a fixed rate of 6.5% per annum and mature on December 15, 2021. Interest is payable semi-annually on June 15 and December 15 of each year.

These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s or Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Precision may redeem these notes in whole or in part before December 15, 2019, at redemption prices ranging between 102.167% and 101.083% of their principal amount plus accrued interest. Any time on or after December 15, 2019, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

During 2017, Precision redeemed US$70.0 million of these notes for an aggregate purchase price of US$71.8 million. The difference was recognized as a loss on redemption of unsecured senior notes within the consolidated statement of loss.

7.75% US$ senior notes due 2023

These notes bear interest at a fixed rate of 7.75% per annum and mature on December 15, 2023. Interest is payable semi-annually on June 15 and December 15 of each year.

These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s or Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Prior to December 15, 2019, Precision may redeem up to 35% of the 7.75% senior notes due 2023 with the net proceeds of certain equity offerings at a redemption price equal to 107.75% of the principal amount plus accrued interest. Prior to December 15, 2019, Precision may redeem these notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the December 15, 2019 redemption price plus required interest payments through December 15, 2019 (calculated using the U.S. Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after December 15, 2019 and before December 15, 2021, at redemption prices ranging between 103.875% and 101.938% of their principal amount plus accrued interest. Any time on or after December 15, 2021, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

5.25% US$ senior notes due 2024

These notes bear interest at a fixed rate of 5.25% per annum and mature on November 15, 2024. Interest is payable semi-annually on May 15 and November 15 of each year.

These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s or Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

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Prior to May 15, 2019, Precision may redeem these notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the May 15, 2019 redemption price plus required interest payments through May 15, 2019 (calculated using the U.S. Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after May 15, 2019 and before May 15, 2022, at redemption prices ranging between 102.625% and 100.875% of their principal amount plus accrued interest. Any time on or after May 15, 2022, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

7.125% US$ senior notes due 2026

These notes, issued in 2017, bear interest at a fixed rate of 7.125% per annum and mature on January 15, 2026. Interest is payable semi-annually on January 15 and July 15 of each year, commencing July 15, 2018.

These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s or Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Prior to November 15, 2020, Precision may redeem up to 35% of the 7.125% senior notes due 2026 with the net proceeds of certain equity offerings at a redemption price equal to 107.125% of the principal amount plus accrued interest. Prior to November 15, 2020, Precision may redeem these notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the November 15, 2020 redemption price plus required interest payments through November 15, 2020 (calculated using the U.S. Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after November 15, 2020 and before November 15, 2022, at redemption prices ranging between 105.344% and 101.781% of their principal amount plus accrued interest. Any time on or after November 15, 2023, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

The senior notes require that we comply with certain financial covenants including an incurrence based test of Consolidated Interest Coverage Ratio, as defined in the senior note agreements, of greater than or equal to 2.0:1 for the most recent four consecutive fiscal quarters. In the event that our Consolidated Interest Coverage Ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict our ability to incur additional indebtedness. As at December 31, 2017, our senior notes Consolidated Interest Coverage Ratio was 2.16:1.

The senior notes also contain a restricted payments covenant that limits our ability to make payments in the nature of dividends, distributions and repurchases from shareholders. This restricted payment basket grows by, among other things, 50% of cumulative consolidated net earnings, and decreases by 100% of cumulative consolidated net losses as defined in the note agreements, and cumulative payments made to shareholders. As at December 31, 2017, the restricted payments basket was negative $213 million (2016 – negative $310 million), therefore prohibiting us from making any further dividend payments until the governing restricted payments basket once again becomes positive. No dividends have been declared or paid subsequent to December 31, 2017.

During 2017, Precision redeemed all the remaining US$371.8 million 6.625% senior notes due 2020 for an aggregate purchase price of US$377.1 million. The difference was recognized as a loss on redemption of unsecured senior notes within the consolidated statement of loss.

Long-term debt obligations at December 31, 2017 will mature as follows:

2021	$312,601
Thereafter	1,445,918
$1,758,519

Precision Drilling Corporation 2017 Annual Report	26

(c) Guarantor Disclosures

Our unsecured senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all U.S. and Canadian subsidiaries that guaranteed the senior Credit Facility (Guarantor Subsidiaries). These Guarantor Subsidiaries are directly or indirectly 100% owned by the parent company. Separate financial statements for each of the Guarantor Subsidiaries have not been provided; instead we have included condensed consolidating financial statements based on Rule 3-10 of the U.S. Securities and Exchange Commission’s Regulation S-X.

Condensed Consolidating Statement of Financial Position as at December 31, 2017

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Assets
Cash	$20,843	$5,422	$38,816	$—	$65,081
Other current assets	38,558	261,883	76,221	3	376,665
Intercompany receivables	93,662	2,669,280	84,861	(2,847,803)	—
Investments in subsidiaries	4,822,876	61	—	(4,822,937)	—
Property, plant and equipment	64,605	2,659,831	449,917	(529)	3,173,824
Intangibles	25,644	2,472	—	—	28,116
Goodwill	—	205,167	—	—	205,167
Other long-term assets	—	53,908	3,051	(12,881)	44,078
Total assets	$5,066,188	$5,858,024	$652,866	$(7,684,147)	$3,892,931
Liabilities and shareholders’ equity
Current liabilities	$36,331	$124,482	$48,812	$—	$209,625
Intercompany payables and debt	1,795,141	1,000,167	52,495	(2,847,803)	—
Long-term debt	1,730,437	—	—	—	1,730,437
Other long-term liabilities	135,053	17,978	2,383	(12,881)	142,533
Total liabilities	3,696,962	1,142,627	103,690	(2,860,684)	2,082,595
Shareholders’ equity	1,369,226	4,715,397	549,176	(4,823,463)	1,810,336
Total liabilities and shareholders’ equity	$5,066,188	$5,858,024	$652,866	$(7,684,147)	$3,892,931

Condensed Consolidating Statement of Financial Position as at December 31, 2016

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Assets
Cash	$61,794	$13,138	$40,773	$—	$115,705
Other current assets	43,630	210,125	102,147	3	355,905
Intercompany receivables	1,475,431	3,024,724	68,767	(4,568,922)	—
Investments in subsidiaries	4,913,785	60	—	(4,913,845)	—
Property, plant and equipment	78,849	3,023,968	539,214	(142)	3,641,889
Intangibles	3,316	—	—	—	3,316
Goodwill	—	207,399	—	—	207,399
Total assets	$6,576,805	$6,479,414	$750,901	$(9,482,906)	$4,324,214
Liabilities and shareholders’ equity
Current liabilities	$42,657	$126,870	$71,209	$—	$240,736
Intercompany payables and debt	3,071,032	1,412,257	85,633	(4,568,922)	—
Long-term debt	1,906,934	—	—	—	1,906,934
Other long- term liabilities	181,940	32,781	(295)	—	214,426
Total liabilities	5,202,563	1,571,908	156,547	(4,568,922)	2,362,096
Shareholders’ equity	1,374,242	4,907,506	594,354	(4,913,984)	1,962,118
Total liabilities and shareholders’ equity	$6,576,805	$6,479,414	$750,901	$(9,482,906)	$4,324,214

Precision Drilling Corporation 2017 Annual Report	27

Condensed Consolidating Statement of Loss for the Year ended December 31, 2017

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Revenue	$89	$1,138,049	$190,401	$(7,315)	$1,321,224
Operating expense	138	809,233	124,115	(7,315)	926,171
General and administrative expense	35,605	44,932	9,535	—	90,072
Earnings (loss) before income taxes, loss on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of property, plant and equipment and depreciation and amortization	(35,654)	283,884	56,751	—	304,981
Depreciation and amortization	13,118	302,958	61,450	220	377,746
Impairment of property, plant and equipment	—	15,313	—	—	15,313
Operating loss	(48,772)	(34,387)	(4,699)	(220)	(88,078)
Foreign exchange	(2,375)	(889)	294	—	(2,970)
Finance charges	138,027	(68)	(31)	—	137,928
Loss on redemption and repurchase of unsecured senior notes	9,021	—	—	—	9,021
Equity in loss of subsidiaries	(12,383)	—	—	12,383	—
Loss before tax	(181,062)	(33,430)	(4,962)	(12,603)	(232,057)
Income taxes	(47,567)	(59,120)	6,666	—	(100,021)
Net loss	$(133,495)	$25,690	$(11,628)	$(12,603)	$(132,036)

Condensed Consolidating Statement of Loss for the Year ended December 31, 2016

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Revenue	$103	$846,867	$169,287	$(13,024)	$1,003,233
Operating expense	160	551,538	123,041	(13,024)	661,715
General and administrative expense	37,193	59,323	11,173	—	107,689
Restructuring	285	5,469	—	—	5,754
Earnings (loss) before income taxes, loss on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, gain re-measurement of property, plant and equipment and depreciation and amortization	(37,535)	230,537	35,073	-	228,075
Depreciation and amortization	13,828	324,649	52,957	225	391,659
Gain on re-measurement of property, plant and equipment	—	(7,605)	—	—	(7,605)
Operating loss	(51,363)	(86,507)	(17,884)	(225)	(155,979)
Foreign exchange	6,731	(2,121)	1,398	—	6,008
Finance charges	146,053	118	189	—	146,360
Loss on redemption and repurchase of unsecured senior notes	239	—	—	—	239
Equity in loss of subsidiaries	23,042	—	—	(23,042)	—
Loss before tax	(227,428)	(84,504)	(19,471)	22,817	(308,586)
Income taxes	(72,098)	(83,404)	2,471	—	(153,031)
Net loss	$(155,330)	$(1,100)	$(21,942)	$22,817	$(155,555)

Condensed Consolidating Statement of Comprehensive Loss for the Year ended December 31, 2017

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net loss	$(133,495)	$25,690	$(11,628)	$(12,603)	$(132,036)
Other comprehensive income (loss)	121,699	(110,717)	(35,661)	(167)	(24,846)
Comprehensive loss	$(11,796)	$(85,027)	$(47,289)	$(12,770)	$(156,882)

Condensed Consolidating Statement of Comprehensive Loss for the Year ended December 31, 2016

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net loss	$(155,330)	$(1,100)	$(21,942)	$22,817	$(155,555)
Other comprehensive income (loss)	66,963	(62,459)	(11,270)	(2,879)	(9,645)
Comprehensive income (loss)	$(88,367)	$(63,559)	$(33,212)	$19,938	$(165,200)

Precision Drilling Corporation 2017 Annual Report	28

Condensed Consolidating Statement of Cash Flow for the Year ended December 31, 2017

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash provided by (used in):
Operations	$(160,698)	$243,364	$33,889	$—	$116,555
Investments	191,638	(58,942)	(11,152)	(212,694)	(91,150)
Financing	(73,784)	(190,360)	(22,334)	212,694	(73,784)
Effects of exchange rate changes on cash and cash equivalents	1,893	(1,778)	(2,360)	—	(2,245)
Decrease in cash and cash equivalents	(40,951)	(7,716)	(1,957)	—	(50,624)
Cash and cash equivalents, beginning of year	61,794	13,138	40,773	—	115,705
Cash and cash equivalents, end of year	$20,843	$5,422	$38,816	$—	$65,081

Condensed Consolidating Statement of Cash Flow for the Year ended December 31, 2016

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash provided by (used in):
Operations	$(185,430)	$298,342	$9,596	$—	$122,508
Investments	145,451	(65,939)	(149,151)	(144,286)	(213,925)
Financing	(218,324)	(257,263)	112,977	144,286	(218,324)
Effects of exchange rate changes on cash and cash equivalents	(10,661)	(5,041)	(3,611)	—	(19,313)
Increase (decrease) in cash and cash equivalents	(268,964)	(29,901)	(30,189)	—	(329,054)
Cash and cash equivalents, beginning of year	330,758	43,039	70,962	—	444,759
Cash and cash equivalents, end of year	$61,794	$13,138	$40,773	$-	$115,705

NOTE 12. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.

A reconciliation of the difference for the years ended December 31, is as follows:

	2017	2016
Loss before income taxes	$(232,057)	$(308,586)
Federal and provincial statutory rates	27%	27%
Tax at statutory rates	$(62,655)	$(83,318)
Adjusted for the effect of:
Non-deductible expenses	2,672	3,473
Non-taxable capital gains	(175)	(4,461)
Income taxed at lower rates	(42,334)	(43,232)
Impact of foreign tax rates	(2,814)	(23,658)
Withholding taxes	1,165	1,638
Taxes related to prior years	(618)	(1,227)
Other	4,738	(2,246)
Income tax recovery	$(100,021)	$(153,031)

On December 22, 2017, the United States government enacted new tax legislation which affects the taxation of Precision’s U.S. subsidiaries. In additional to changing certain U.S. federal income tax laws, this new tax legislation reduced the U.S. federal income tax rate from 35% to 21% effective January 1, 2018. Precision will also be affected by the provisions within this legislation that will limit the deductibility of interest by its U.S. subsidiaries under its current financing arrangements and repeal the alternative minimum tax. Precision has recorded; a $15.8 million deferred income tax expense on the revaluation of its U.S. subsidiaries net deferred income tax assets which incorporates the reduction in the U.S. federal income tax rate and the expected impact of other applicable provisions within the new U.S tax legislation. The Corporation has also recognized a $2.3 million long-term receivable for the recovery of its U.S. subsidiaries alternative minimum tax carryforward balance.

Precision Drilling Corporation 2017 Annual Report	29

The net deferred tax liability is comprised of the tax effect of the following temporary differences:

	2017	2016
Deferred income tax liability:
Property, plant and equipment and intangibles	$454,613	$629,967
Debt issue costs	3,352	4,215
Other	6,709	6,159
	464,674	640,341
Offsetting of assets and liabilities	(345,763)	(465,723)
	118,911	174,618

Deferred income tax assets:
Losses (expire from time to time up to 2036)	368,133	418,253
Partnership deferrals	335	16,447
Long-term incentive plan	7,935	18,270
Other	11,182	12,753
	387,585	465,723
Offsetting of assets and liabilities	(345,763)	(465,723)
	41,822	—

Net deferred income tax liability	$77,089	$174,618

Included in the deferred income tax assets is $38.8 million (2016 – $14.0 million liability) of tax-effected temporary differences related to the Corporation’s U.S. operations.

The Corporation has certain loss carryforwards in the U.S. and international locations for which it is unlikely that sufficient future taxable income will be available. Accordingly, the Corporation has not recognized a deferred income tax asset on these losses totaling $31.5 million.

The movement in temporary differences is as follows:

	Property, Plant and Equipment and Intangibles	Partnership Deferrals	Other Deferred Income Tax Liabilities	Losses	Debt Issue Costs	Long-Term Incentive Plan	Other Deferred Income Tax Assets	Net Deferred Income Tax Liability
Balance, December 31, 2015	637,106	12,604	4,668	(335,966)	5,802	(12,477)	(8,271)	303,466
Recognized in net loss	5,960	(29,051)	1,483	(88,119)	(1,587)	(5,979)	(4,543)	(121,836)
Recognized in other comprehensive loss	—	—	—	(2,933)	—	—	—	(2,933)
Effect of foreign currency exchange differences	(13,099)	—	8	8,765	—	186	61	(4,079)
Balance, December 31, 2016	$629,967	$(16,447)	$6,159	$(418,253)	$4,215	$(18,270)	$(12,753)	$174,618
Recognized in net loss	(149,489)	16,112	545	24,124	(863)	9,651	1,230	(98,690)
Effect of foreign currency exchange differences	(25,865)	—	5	25,996	—	684	341	1,161
Balance, December 31, 2017	$454,613	$(335)	$6,709	$(368,133)	$3,352	$(7,935)	(11,182)	$77,089

On December 31, 2017, Precision had $2.0 million (2016 – $1.9 million) of unrecognized tax benefits that, if recognized, would have a favourable impact on Precision’s effective income tax rate in future periods. Precision classifies interest accrued on unrecognized tax benefits and income tax penalties as income tax expense. Included in the unrecognized tax benefit, as at December 31, 2017 was interest and penalties of $0.5 million (2016 – $0.4 million).

Reconciliation of Uncertain Tax Positions

	2017	2016
Unrecognized tax benefits, beginning of year	$1,923	$19,618
Additions:
Prior year’s tax positions	57	56
Reductions:
Prior year’s tax positions	—	(17,751)
Unrecognized tax benefits, end of year	$1,980	$1,923

Precision Drilling Corporation 2017 Annual Report	30

It is anticipated that approximately $nil (2016 – $nil) of unrecognized tax positions that relate to prior year activities will be realized during the next 12 months. Subject to the results of audit examinations by taxing authorities and/or legislative changes by taxing jurisdictions, Precision does not anticipate further adjustments of unrecognized tax positions during the next 12 months that would have a material impact on the financial statements.

NOTE 13. SHAREHOLDERS’ CAPITAL

(a) Authorized	–	unlimited number of voting common shares
	–	unlimited number of preferred shares, issuable in series, limited to an amount equal to one half of the issued and outstanding common shares

(b) Issued

Common shares	Number	Amount
Balance, December 31, 2016 and 2017	293,238,858	$2,319,293

(c) Dividends

On February 11, 2016, Precision suspended its dividend.

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains (Losses)	Foreign Exchange Gain (Loss) on Net Investment Hedge	Accumulated Other Comprehensive Income
December 31, 2015	$663,886	$(497,785)	$166,101
Other comprehensive loss	(76,608)	66,963	(9,645)
December 31, 2016	587,278	(430,822)	156,456
Other comprehensive loss	(146,545)	121,699	(24,846)
December 31, 2017	$440,733	$(309,123)	$131,610

NOTE 15. FINANCE CHARGES

	2017	2016
Interest:
Long-term debt	$128,381	$138,335
Other	1,083	226
Income	(1,858)	(3,445)
Amortization of debt issue costs	10,162	11,244
Other	160	—
Finance charges	$137,928	$146,360

NOTE 16. EMPLOYEE BENEFIT PLANS

The Corporation has a defined contribution pension plan covering a significant number of its employees. Under this plan, the Corporation matches individual contributions up to 5% of the employee’s eligible compensation. Total expense under the defined contribution plan in 2017 was $10.4 million (2016 – $8.6 million).

NOTE 17. RELATED PARTY TRANSACTIONS

Compensation of Key Management Personnel

The remuneration of key management personnel is as follows:

	2017	2016
Salaries and other benefits	$6,078	$6,983
Equity settled share based compensation	3,036	2,749
Cash settled share based compensation	(3,945)	8,629
	$5,169	$18,361

Precision Drilling Corporation 2017 Annual Report	31

Key management personnel are comprised of the directors and executive officers of the Corporation. Certain executive officers have entered into employment agreements with Precision that provide termination benefits of up to 24 months base salary plus up to two times targeted incentive compensation upon dismissal without cause.

NOTE 18. COMMITMENTS

Operating Lease Commitments

The Corporation has commitments under various operating lease agreements, primarily for vehicles and office space. Terms of the office leases run for a period of one to 10 years while the vehicle leases are typically for terms of between three and four years. Expected non-cancellable operating lease payments are as follows:

	2017	2016
Less than one year	$12,248	$16,564
Between one and five years	27,445	35,615
Later than five years	21,909	—
	$61,602	$52,179

One of the leased properties was sublet by the Corporation.

The following amounts were recognized as expenses in respect of operating leases in the consolidated statements of loss:

	2017	2016
Operating leases	$16,311	$18,084
Sub-lease recoveries	(441)	(587)
	$15,870	$17,497

Capital Commitments

At December 31, 2017, the Corporation had commitments to purchase property, plant and equipment totaling $132.9 million (2016 – $141.6 million). Payments of $5.2 million for these commitments are expected to be made in 2018, $36.5 million in 2019, $73.0 million in 2020 and $18.2 million in 2021.

NOTE 19. PER SHARE AMOUNTS

The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted loss per share:

	2017	2016
Net loss – basic and diluted	$(132,036)	$(155,555)

(Stated in thousands)	2017	2016
Weighted average shares outstanding – basic	293,239	293,133
Effect of stock options and other equity compensation plans	—	—
Weighted average shares outstanding – diluted	293,239	293,133

NOTE 20. SEGMENTED INFORMATION

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, oilfield equipment rental, camp and catering services, and wastewater treatment units.

Precision Drilling Corporation 2017 Annual Report	32

2017	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,173,930	$154,146	$—	$(6,852)	$1,321,224
Operating loss	(6,930)	(17,750)	(63,398)	—	(88,078)
Depreciation and amortization	334,587	29,638	13,521	—	377,746
Impairment of property, plant and equipment	15,313	—	—	—	15,313
Total assets	3,491,393	209,353	192,185	—	3,892,931
Goodwill	205,167	—	—	—	205,167
Capital expenditures	69,076	4,509	24,417	—	98,002

2016	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$907,821	$100,049	$—	$(4,637)	$1,003,233
Operating loss	(51,354)	(25,316)	(79,309)	—	(155,979)
Depreciation and amortization	348,005	29,272	14,382	—	391,659
Total assets	3,914,604	217,064	192,546	—	4,324,214
Goodwill	207,399	—	—	—	207,399
Capital expenditures*	196,013	1,204	6,255	—	203,472

*- excludes business acquisitions

The Corporation’s operations are carried on in the following geographic locations:

2017	Canada	United States	International	Inter- Segment Eliminations	Total
Revenue	$578,817	$568,573	$190,401	$(16,567)	$1,321,224
Total assets	1,631,838	1,666,368	594,725	—	3,892,931

2016	Canada	United States	International	Inter- Segment Eliminations	Total
Revenue	$418,030	$426,546	$169,286	$(10,629)	$1,003,233
Total assets	1,738,853	1,861,908	723,453	—	4,324,214

During the years ended December 31, 2017 and 2016, no one individual customer accounted for more than 10% of the Corporation’s total revenue.

NOTE 21. FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis.

Precision has exposure to the following risks from its use of financial instruments:

(a) Credit Risk

Accounts receivable includes balances from a large number of customers primarily operating in the oil and gas industry. The Corporation manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis, and by monitoring the amount and age of balances outstanding. In some instances, the Corporation will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear, the Corporation takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. Precision’s most significant customer accounted for $11.7 million of the trade receivables amount at December 31, 2017 (2016 – $8.6 million).

The movement in the allowance for doubtful accounts during the year was as follows:

Precision Drilling Corporation 2017 Annual Report	33

	2017	2016
Balance at January 1	$6,072	$9,089
Impairment loss recognized	56	188
Amounts written-off as uncollectible	(3,296)	(218)
Impairment loss reversed	(30)	(2,786)
Effect of movement in exchange rates	(206)	(201)
Balance at December 31	$2,596	$6,072

The ageing of trade receivables at December 31 was as follows:

	2017		2016
	Gross	Provision for Impairment	Gross	Provision for Impairment
Not past due	$92,880	$—	$94,988	$—
Past due 0 – 30 days	66,723	—	38,130	—
Past due 31 – 120 days	19,410	580	14,921	—
Past due more than 120 days	2,016	2,016	8,175	6,072
	$181,029	$2,596	$156,214	$6,072

(b) Interest Rate Risk

As at December 31, 2017 and 2016, all of Precision’s long-term debt, with the exception of the Senior Credit Facility, bears fixed interest rates. As a result, Precision is not exposed to significant fluctuations in interest expense as a result of changes in interest rates.

(c) Foreign Currency Risk

The Corporation is primarily exposed to foreign currency fluctuations in relation to the working capital of its foreign operations and certain long-term debt facilities of its Canadian operations. The Corporation has no significant exposures to foreign currencies other than the U.S. dollar. The Corporation monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from U.S. based operations.

The following financial instruments were denominated in U.S. dollars:

	2017		2016
	Canadian Operations (1)	Foreign Operations	Canadian Operations (1)	Foreign. Operations
Cash	$1,720	$39,636	$37,583	$45,800
Accounts receivable	—	152,216	—	144,302
Accounts payable and accrued liabilities	(13,221)	(98,008)	(20,054)	(106,635)
Long-term liabilities, excluding long-term incentive plans	—	(8,023)	—	(9,251)
Net foreign currency exposure	$(11,501)	$85,821	$17,529	$74,216
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net loss	$(115)	$—	$175	$—
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive loss	$—	$858	$—	$742

(1)   Excludes U.S. dollar long-term debt that has been designated as a hedge of the Corporation’s net investment in certain self-sustaining foreign operations.

(d) Liquidity Risk

Liquidity risk is the exposure of the Corporation to the risk of not being able to meet its financial obligations as they become due. The Corporation manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Corporation’s financial liabilities and other contractual commitments as at December 31, 2017:

	2018	2019	2020	2021	2022	Thereafter	Total
Accounts payable and accrued liabilities	$209,625	$—	$—	$—	$—	$—	$209,625
Share based compensation	8,658	14,057	4,943	—	—	—	27,658
Long-term debt	—	—	—	312,601	—	1,445,918	1,758,519
Interest on long-term debt (1)	116,661	116,661	116,661	115,815	96,342	191,185	753,325
Commitments	17,435	45,077	80,019	24,664	5,398	21,909	194,502
Total	$352,379	$175,795	$201,623	$453,080	$101,740	$1,659,012	$2,943,629

(1)   Interest has been calculated based on debt balances, interest rates, and foreign exchange rates in effect as at December 31, 2017 and excludes amortization of long-term debt issue costs.

Precision Drilling Corporation 2017 Annual Report	34

Fair Values

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at December 31, 2017 was approximately $1,765 million (2016 – $1,917 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statements of financial position are categorized based on the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 22. CAPITAL MANAGEMENT

The Corporation’s strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Corporation seeks to maintain a balance between the level of long-term debt and shareholders’ equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. The Corporation strives to maintain a conservative ratio of long-term debt to long-term debt plus equity. As at December 31, 2017 and 2016, these ratios were as follows:

	2017	2016
Long-term debt	$1,730,437	$1,906,934
Shareholders’ equity	1,810,336	1,962,118
Total capitalization	$3,540,773	$3,869,052
Long-term debt to long-term debt plus equity ratio	0.49	0.49

As at December 31, 2017, liquidity remained sufficient as Precision had $65.1 million (2016 – $115.7 million) in cash and access to the US$500.0 million Senior Credit Facility (2016 – US$550.0 million) and $96.6 million (2016 – $100.4 million) secured operating facilities. As at December 31, 2017, no amounts (2016 – US$ nil) were drawn on the Senior Credit Facility with availability reduced by US$20.9 million (2016 – US$41.5 million) in outstanding letters of credit. Availability of the $40.0 million secured operating facility and US$30.0 million secured facilitiy for the issuance of letters of credit and performance and bid bonds were reduced by outstanding letters of credit of $20.8 million (2016 – $22.0 million) and US$13.3 million (2016 – US$ 6.5 million), respectively. There was no amount drawn on the US$15.0 million secured operating facility.

NOTE 23. SUPPLEMENTAL INFORMATION

Components of changes in non-cash working capital balances are as follows:

	2017	2016
Accounts receivable	$(41,309)	$11,688
Inventory	(3,902)	(429)
Accounts payable and accrued liabilities	(30,158)	(3,136)
	$(75,369)	$8,123
Pertaining to:
Operations	$(67,380)	$17,133
Investments	$(7,989)	$(9,010)

Precision Drilling Corporation 2017 Annual Report	35

The components of accounts receivable are as follows:

	2017	2016
Trade	$178,433	$150,142
Accrued trade	91,708	87,685
Prepaids and other	52,444	55,855
	$322,585	$293,682

The components of accounts payable and accrued liabilities are as follows:

	2017	2016
Accounts payable	$87,436	$73,239
Accrued liabilities:
Payroll	58,550	59,595
Other	63,639	107,902
	$209,625	$240,736

Precision presents expenses in the consolidated statements of earnings by function with the exception of depreciation and amortization, gain on re-measurement of property, plant and equipment, loss on asset decommissioning, and impairment of property, plant and equipment, which are presented by nature. Operating expense and general and administrative expense would include $364.2 million and $13.5 million (2016 – $369.7 million and $14.4 million), respectively, of depreciation and amortization, gain on re-measurement of property, plant and equipment, loss on asset decommissioning and impairment of property, plant and equipment if the statements of earnings were presented purely by function. The following table presents operating and general and administrative expenses by nature:

	2017	2016
Wages, salaries and benefits	$580,482	$463,113
Purchased materials, supplies and services	433,827	275,840
Share-based compensation	1,934	36,205
	$1,016,243	$775,158
Allocated to:
Operating expense	$926,171	$661,715
General and administrative	90,072	107,689
Restructuring	—	5,754
	$1,016,243	$775,158

NOTE 24. CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation.

The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Corporation is not determinable at this time; however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation’s obligations under them are not probable or estimable.

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NOTE 25. SUBSIDIARIES

Significant Subsidiaries

		Ownership Interest
	Country of Incorporation	2017	2016
Precision Limited Partnership	Canada	100	100
Precision Drilling Canada Limited Partnership	Canada	100	100
Precision Diversified Oilfield Services Corp.	Canada	100	100
Precision Directional Services Ltd.	Canada	100	100
Precision Drilling (US) Corporation	United States	100	100
Precision Drilling Company LP	United States	100	100
Precision Completion & Production Services Ltd.	United States	100	100
Precision Directional Services, Inc.	United States	100	100
Grey Wolf Drilling Limited	Barbados	100	100
Grey Wolf Drilling (Barbados) Ltd.	Barbados	100	100

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